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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or
Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

HIA, INC.
(Name of Subject Company (issuer))

HIA, INC.
(Offeror/Issuer)
Names of Filing Persons (identifying status as offeror, issuer or other person)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

404192106
(CUSIP Number of Class of Securities)

ALAN C. BERGOLD
PRESIDENT
HIA, INC.
4275 FOREST STREET
DENVER, COLORADO 80216
(303) 394-6040
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

ANDREW L. BLAIR, JR., ESQ.
SHERMAN & HOWARD L.L.C.
633 SEVENTEENTH STREET, SUITE 3000
DENVER, COLORADO 80202
(303) 297-2900

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

INTRODUCTORY STATEMENT

        This Amendment No. 2 to Schedule TO amends and supplements the Schedule TO previously filed on September 15, 2003, as amended by Amendment No. 1 filed on October 7, 2003, relating to a tender offer by HIA Inc., a New York corporation, to purchase up to 1,000,000 shares of common stock, par value $.01 per share, at a price of $.50 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the offer to purchase dated September 15, 2003 and the related letter of transmittal.

ITEM 4. TERMS OF THE TRANSACTION.

        Item 4 of Schedule TO is hereby supplemented and amended by adding the following:

        Pursuant to the offer to purchase, we are extending the expiration of the offer until 5:00 p.m., Mountain Time, on October 31, 2003, unless the offer is further extended. The offer was previously scheduled to expire at 5:00 p.m., Mountain Time, on October 13, 2003. All references in the offer to purchase, letter of transmittal and related tender offer documents to "5:00 p.m., Mountain Time, on October 13, 2003" as the expiration date, or time of expiration of the offer, are hereby amended to refer to "5:00 p.m., Mountain Time, on October 31, 2003."

ITEM 11. ADDITIONAL INFORMATION.

        Item 11 of Schedule TO is hereby supplemented and amended by adding the following:

        We sent a letter to the HIA, Inc. shareholders dated October 10, 2003 announcing the extension of the tender offer, as described above under Item 4 and answering certain questions that have been presented to us by shareholders. The letter is filed as Exhibit 99(a)(1)(G) to this Amendment No. 2 to Schedule TO.

ITEM 12. EXHIBITS.

99(a)(1)(A)	Form of Offer to Purchase, dated September 15, 2003.*
99(a)(1)(B)	Form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.*
99(a)(1)(C)	Form of Letter to Shareholders of the Company, dated September 15, 2003, from Alan C. Bergold, President of the Company.*
99(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
99(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.*
99(a)(1)(F)	Form of Notice of Guaranteed Delivery.*
99(a)(1)(G)	Form of Letter to Shareholders of the Company, dated October 10, 2003, from Alan C. Bergold, President of the Company.
99(b)(1)
Second Amended and Restated Credit Agreement (the "Credit Agreement"), dated as of May 24, 1999, by and among CPS Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc. as Borrowers and Wells Fargo Bank West, National Association (as successor in interest to Norwest Bank Colorado, National Association) as Lender, and Amended and Restated Guaranty thereof, executed by HIA, Inc. for the benefit of Norwest Bank Colorado, National Association (incorporated by reference from Exhibits 10.1 and 10.2 of the Subject Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 1999).
99(b)(2)	First Amendment to Credit Agreement, dated as of April 13, 2000.*
99(b)(3)	Second Amendment to Credit Agreement, dated as of July 31, 2000.*
99(b)(4)	Third Amendment to Credit Agreement, dated as of December 12, 2000.*
99(b)(5)	Fourth Amendment and Waiver to Credit Agreement, dated as of June 12, 2001.*
99(b)(6)	Fifth Amendment to Credit Agreement, dated as of August 12, 2002.*
99(d)	Shareholders Agreement, dated May 23, 2001 among HIA, Inc. and Carl J. Bentley, Alan C. Bergold and Don Champlin.*
99(g)	Not applicable.
99(h)	Not applicable.

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

HIA, INC.
October 10, 2003	By:	/s/ ALAN C. BERGOLD Alan C. Bergold President

EXHIBIT INDEX

99(a)(1)(A)	Form of Offer to Purchase, dated September 15, 2003.*
99(a)(1)(B)	Form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.*
99(a)(1)(C)	Form of Letter to Shareholders of the Company, dated September 15, 2003, from Alan C. Bergold, President of the Company.*
99(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
99(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.*
99(a)(1)(F)	Form of Notice of Guaranteed Delivery.*
99(a)(1)(G)	Form of Letter to Shareholders of the Company, dated October 10, 2003, from Alan C. Bergold, President of the Company.
99(b)(1)
Second Amended and Restated Credit Agreement (the "Credit Agreement"), dated as of May 24, 1999, by and among CPS Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc. as Borrowers and Wells Fargo Bank West, National Association (as successor in interest to Norwest Bank Colorado, National Association) as Lender, and Amended and Restated Guaranty thereof, executed by HIA, Inc. for the benefit of Norwest Bank Colorado, National Association (incorporated by reference from Exhibits 10.1 and 10.2 of the Subject Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 1999).
99(b)(2)	First Amendment to Credit Agreement, dated as of April 13, 2000.*
99(b)(3)	Second Amendment to Credit Agreement, dated as of July 31, 2000.*
99(b)(4)	Third Amendment to Credit Agreement, dated as of December 12, 2000.*
99(b)(5)	Fourth Amendment and Waiver to Credit Agreement, dated as of June 12, 2001.*
99(b)(6)	Fifth Amendment to Credit Agreement, dated as of August 12, 2002.*
99(d)	Shareholders Agreement, dated May 23, 2001 among HIA, Inc. and Carl J. Bentley, Alan C. Bergold and Don Champlin.*
99(g)	Not applicable.
99(h)	Not applicable.

*
Previously filed.

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INTRODUCTORY STATEMENT
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX